

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via U.S. Mail
Gary J. Knauer
Chief Financial Officer
American Learning Corporation
One Jericho Plaza
Jericho, NY 11753

      Re: **American Learning Corporation**
               Form 10-K for Fiscal Year Ended March 31, 2011
               Filed June 28, 2011
               File No. 000-14807

Dear Mr. Knauer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/Tia L. Jenkins

               Tia L. Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel, and
               Mining